NO ACT

DC
PE
12-28-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08040712

February 25, 2008

Frances S. Chang
Senior Counsel
Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2008

Re: PG&E Corporation
Incoming letter dated December 28, 2007

Dear Ms. Chang:

This is in response to your letters dated December 28, 2007 and January 3, 2008 concerning the shareholder proposal submitted to PG&E by Simon Levine. We also have received letters on the proponent's behalf dated January 1, 2008, January 14, 2008, and January 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PG&E Corporation RECEIVED

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

December 28, 2007 2008 JAN 10 PM 4:15

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE


SEC MAIL PROCESSING
RECEIVED
DEC 31 2007
WASH, D.C.
182
SECTION

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Simon Levine

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PG&E Corporation requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, PG&E Corporation excludes the enclosed shareholder proposal and accompanying supporting statement ("Proposal") from PG&E Corporation's proxy statement, form of proxy and other proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). The Proposal was submitted by Simon Levine, who has designated Mr. John Chevedden to act on his behalf with respect to the Proposal.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and the Proposal. A copy of this letter also is being sent to John Chevedden and Simon Levine, as notice of the Corporation's intent to omit the Proposal from the Corporation's 2008 Proxy Materials.

For the reasons set forth below, PG&E Corporation intends to omit the Proposal from the 2008 Proxy Materials.

I. BACKGROUND

A. Proposal

On November 1, 2007, PG&E Corporation received a letter dated October 18, 2007, from Mr. Levine, containing the following proposal for inclusion in the 2008 Proxy Materials.

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

B. Director Elections at PG&E Corporation

PG&E Corporation is incorporated in California, and is subject to the California Corporations Code. Historically, California laws have restricted companies' options with respect to standards for director elections.

- Prior to 2007, California corporations were required to use a plurality standard in director elections.
- Effective starting in 2007, California state law permits California corporations to adopt majority voting for uncontested director elections, but only after the corporation eliminates cumulative voting.[1]

In 1996, PG&E Corporation eliminated cumulative voting in director elections. During 2007, PG&E Corporation amended its Bylaws to adopt majority voting in uncontested director elections, as provided for in California corporate laws. The Corporation's "majority voting" Bylaws also provide that only the shareholders may amend those majority voting Bylaws. The specific majority voting provisions of the Corporation's Bylaws read as follows:

> ARTICLE I
>
> . . .
>
> 9. **Majority Voting.** In any uncontested election, nominees receiving the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be elected. In any election that is not an uncontested election, the nominees receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected by those shares, shall be elected; votes against a director and votes withheld shall have no legal effect.
>
> For purposes of these Bylaws, "uncontested election" means an election of directors of the Corporation in which, at the expiration of the times fixed under Article I, Section 2 of these Bylaws requiring advance notification of director nominees, or for special meetings, at the time notice is given of the meeting at which the election is to occur, the number of nominees for election does not exceed the number of directors to be elected by the shareholders at that election.

---

[1] Section 708.5(b) of the California Corporations Code reads as follows:

> . . . a listed corporation that has eliminated cumulative voting pursuant to subdivision (a) of Section 301.5 may amend its articles of incorporation or bylaws to provide that, in an uncontested election, approval of the shareholders, as specified in Section 153, shall be required to elect a director.

If an incumbent director fails, in an uncontested election, to receive the vote required to be elected in accordance with this Article II, Section 9, then, unless the incumbent director has earlier resigned, the term of such incumbent director shall end on the date that is the earlier of (a) ninety (90) days after the date on which the voting results are determined pursuant to Section 707 of the California Corporations Code, or (b) the date on which the Board of Directors selects a person to fill the office held by that director in accordance with the procedures set forth in these Bylaws and Section 305 of the California Corporations Code.

...

ARTICLE V

...

2. **Amendment by Directors.** To the extent provided by law, these Bylaws, or any of them, may be amended or repealed or new Bylaws adopted by resolution adopted by a majority of the members of the Board of Directors; provided, however, that amendments to Article II, Section 9 of these Bylaws, and any other Bylaw provision that implements a majority voting standard for director elections (excepting any amendments intended to conform those Bylaw provisions to changes in applicable laws) shall be amended by the shareholders of the Corporation as provided in Section 1 of this Article V.

II. THE PROPOSAL, IF ADOPTED, WOULD CAUSE PG&E CORPORATION TO VIOLATE STATE LAWS. PG&E CORPORATION WOULD LACK THE AUTHORITY OR POWER TO IMPLEMENT THE PROPOSAL AND THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(I)(2) AND RULE 14A-8(I)(6).

Rule 14a-8(i)(2) provides that an issuer may omit a shareholder proposal from the issuer's proxy materials if the proposal would, if adopted, cause the issuer to violate any state, federal, or foreign law. Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal if the issuer would lack the power or authority to implement the proposal.

A. PG&E Corporation has adopted majority voting for directors, and therefore may not legally adopt cumulative voting.

As noted above, the Corporation has adopted majority voting for uncontested director elections, to the fullest extent permitted by applicable state law. State law prevents a California corporation from having both majority voting and cumulative voting for director elections. If the Corporation were now to adopt cumulative voting for directors, the Corporation would be in violation of California law, making the Proposal impossible to implement.[2]

---

[2] As per Staff guidance, this analysis makes no assumptions about the operation of the Proposal that are not called for by the language of the Proposal. As a result, PG&E Corporation's analysis presumes that the Proposal does not request that the Corporation eliminate majority voting for director elections.

To the best of our knowledge, the Staff has not been asked specifically to consider whether Rule 14a-8(i)(2) and Rule 14a-8(i)(6) permit a California Corporation to omit a proposal for cumulative voting, where the California corporation already has adopted majority voting.[3] However, the Staff has in the past agreed that the specific restrictions of California law regarding director elections have been grounds to omit proposals regarding director elections. (*See, e.g.,* No-Action Letter for PG&E Corporation (avail. Feb. 14, 2006) (Staff agreed that a California corporation could omit a proposal for majority voting in director elections because majority voting was prohibited by California laws in effect at that time)).

Because the Proposal would require the Corporation to adopt a standard for director elections that is not permitted under California law (i.e. adoption of cumulative voting by a company that already has adopted majority voting), the Proposal would require PG&E Corporation to violate California state law relating to director elections, and therefore is beyond the Corporation's authority to implement. Exclusion of the Proposal on these grounds would be consistent with Staff positions stated in recent No-Action Letters.

B. The Board Cannot Unilaterally Adopt Cumulative Voting, as the Proposal Recommends.

The Proposal recommends that the "Board adopt cumulative voting." If implemented, the Proposal would require the Board to act on its own to achieve a specified result. In contrast, many other shareholder proposals request that a board "take steps" to achieve a certain result, amend charters or bylaws "if practicable," or adopt a "policy" regarding a certain issue. This distinction is particularly important for proposals involving director elections; changes in standards for director elections typically can only be implemented through amendments to a company's charter or bylaws, which often also require action by the shareholders. To the extent that such action cannot be taken by the Board acting alone, the Proposal would require the Board to take action that is not permitted under California state law or otherwise, making the Proposal impossible to implement.

The corporation's Board cannot act unilaterally to implement the Proposal and adopt cumulative voting for two reasons:

- The Corporation's Articles of Incorporation eliminate cumulative voting, so any action to adopt cumulative voting must amend the Articles. Such an Article amendment requires approval from both the outstanding shares and the Board of Directors (see Cal. Corp. Code § 902(a)).

---

[3] The lack of requests for No-Action Letters may be due to the fact that this fact pattern has not been presented to Staff. Only a fraction of public companies are incorporated in California, and of those companies, only a subset has adopted majority voting for directors during the year in which majority voting has been permitted.

- Before adopting cumulative voting, the Corporation must first eliminate majority voting. The Corporation's Bylaws specify that only the shareholders can eliminate majority voting.

The Staff previously has agreed that is impossible for a company to implement proposals requesting action by the board of directors, where shareholder approval also would be required to achieve the desired result. For example, in a No-Action Letter to Nobel Corporation (avail. January 19, 2007), the Staff agreed that Nobel could exclude a proposal requesting that the board of directors revise the company's articles of association, because applicable Cayman Island law also required approval of the members in order to amend the articles. (*See also* No-Action Letter for Burlington Resources, Inc. avail. Feb. 7, 2003, in which Staff agreed the company could omit a proposal requesting that the board amend the company's certificate of incorporation to reinstate certain shareholder rights.)

The Proposal can be distinguished from recent instances in which the Staff denied no-action letter relief to omit other proposals for cumulative voting pursuant to Rule 14a-8(i)(2) and Rule 14-8(i)(6). Unlike the Proposal, these other proposals do not require that the board take action in all instances. Instead, each of the distinguishable proposals either requires the board to take actions within its power, or require specific actions that the board can take unilaterally. In a letter to Wal-Mart Stores, Inc. (avail. Mar. 20, 2007), Staff took the position that a company could not omit a proposal that the "Board (take all steps in their power to) adopt cumulative voting" (parenthesis in the original). In that situation, the board was not being asked to take final action, but was asked only to take the steps that were within its abilities. In a letter to El Paso Corporation (avail. Feb. 10. 2006), the Staff took the position that the company could not omit a proposal that the "Board adopt cumulative voting for the election or directors as a bylaw or long-term policy" (emphasis added). Although the company noted that board could only adopt cumulative voting by amending the articles of incorporation, and that such amendments required both board and shareholder approval, the proponent later clarified that the proposal, itself, requested that the board adopt a bylaw or a long-term policy, and therefore could be satisfied if the board unilaterally developed a "policy."

The Corporation believes that, if it were to implement the Proposal, the Corporation would violate state law and its own governing documents because the Board cannot, by itself, take the actions recommended in the Proposal. Specifically, the Board cannot fulfill the request to "adopt cumulative voting" because the Board cannot unilaterally (1) amend the Articles of Incorporation to adopt cumulative voting and (2) amend the Bylaws to eliminate majority voting. Exclusion of the Proposal on these grounds would be consistent with Staff positions stated in recent No-Action Letters.

III. CONCLUSION

Based on the foregoing, PG&E Corporation believes, and it is my opinion as an attorney registered with the California State Bar, that the Proposal is excludable from the Corporation's 2008 Proxy Materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(6). My opinion makes no assumptions about the operation of the Proposal that are not called

for by the language of the Proposal.

The Corporation respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded. If the Staff does not concur with this position, the Corporation would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8207.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. The Corporation will promptly forward the response to Mr. Chevedden and Mr. Levine. Mr. John Chevedden's fax number is (310) 371-7872.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,



Frances S. Chang

Enclosures

cc: Simon Levine
John Chevedden (via facsimile)
Linda Y.H. Cheng

Simon Levine
960 Shorepoint Ct., No. 306
Alameda, CA 94501

Mr. Peter A. Darbee
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Rule 14a-8 Proposal

Dear Mr. Darbee,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



Simon Levine

10-28-07
Date

cc: Linda Y.H. Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7268

cc: HP, GSP, LYHC, EOC, WSL, EAM,
LLAgerter, FSChang, CMCharette,
GPEncinas, ALFakava, KMHayes,
DMKelly

[PGE: Rule 14a-8 Proposal, November 1, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Mr. Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, CA 94501 sponsored this proposal.

This proposal topic won our 48%-support at our 2007 annual meeting – up impressively from 32%-support at our 2003 annual meeting. Cumulative voting also won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

I believe that maximizing shareholder value can also prevent a reoccurrence of the following type of customer service shortfalls:

Calif. orders PG&E to refund $35 mln in billing debacle
By Jim Jelter
Sep 20, 2007
SAN FRANCISCO (MarketWatch) -- California regulators on Thursday ordered PG&E Corp. to refund $35 million to customers hit by a faulty billing system. The decision acts on findings from a five-year investigation of Pacific Gas & Electric's problematic launch of a new billing system in 1999. According to regulators, some customers were initially overlooked by the new system. When the mistakes were discovered, they faced back-bills lumping together months of unpaid service that many were unable to pay. This resulted in loss of service and hurt their credit ratings. The Public Utilities Commission said about 230,000 of PG&E's residential customers were sent illegal back-bills for unauthorized charges between 2000 and 2005.

Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. For all the above reasons, I urge shareholders to vote for this proposal.

Cumulative Voting
Yes on 3

Notes:
Mr. Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, CA 94501 sponsored this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.



Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

January 3, 2008

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Simon Levine – Response to Comments from John Chevedden

Ladies and Gentlemen:

On December 28, 2007, PG&E Corporation submitted a request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend enforcement action if PG&E Corporation excluded from its 2008 proxy materials a shareholder proposal that was submitted by Mr. Simon Levine who is represented by Mr. John Chevedden (together with the cover letter and supporting statement, the "Proposal"). PG&E Corporation enclosed a copy of the Proposal with the No-Action Letter request that was submitted to Staff. PG&E Corporation provided a copy of the No-Action Letter request to Mr. Levine and Mr. Chevedden but did not include a copy of the Proposal because Mr. Levine and Mr. Chevedden already had a copy of the Proposal. A copy of PG&E Corporation's December 28, 2007 submission to the Commission is included as Attachment A.

On January 2, 2008, we received a copy of Mr. Chevedden's January 1, 2008 letter to Staff, indicating that Mr. Chevedden's copy of PG&E Corporation's No-Action Letter request did not include the copy of the Proposal. For your reference, Mr. Chevedden's January 1, 2008 letter is included as Attachment B.

PG&E Corporation disagrees with Mr. Chevedden's claim that failure to send him a copy of the Proposal is grounds for the Staff to withhold No-Action Letter relief, especially when the Proposal cannot be implemented because it would cause PG&E Corporation to violate state laws prohibiting cumulative voting when a company has adopted a majority voting standard. As required by Commission regulations, PG&E Corporation provided Mr. Chevedden with a copy of the No-Action Letter request at the same time that it was submitted to the Staff. Nevertheless and although Mr. Chevedden and Mr. Levine already have a copy of the Proposal, PG&E Corporation is sending copies of this letter, copies of the December 28, 2007 No-Action Letter request, and copies of the Proposal to Mr. Chevedden and Mr. Levine.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8207. In accordance with Rule 14a-8(j), also enclosed are six copies of this letter and any attachments.

Thank you for your attention to this matter.

Very truly yours,

Frances S. Chang

cc: Simon Levine
John Chevedden (via facsimile)
Linda Y.H. Cheng

Attachments

Attachment A

PG&E Corporation

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

December 28, 2007

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Simon Levine

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PG&E Corporation requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, PG&E Corporation excludes the enclosed shareholder proposal and accompanying supporting statement ("Proposal") from PG&E Corporation's proxy statement, form of proxy and other proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). The Proposal was submitted by Simon Levine, who has designated Mr. John Chevedden to act on his behalf with respect to the Proposal.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and the Proposal. A copy of this letter also is being sent to John Chevedden and Simon Levine, as notice of the Corporation's intent to omit the Proposal from the Corporation's 2008 Proxy Materials.

For the reasons set forth below, PG&E Corporation intends to omit the Proposal from the 2008 Proxy Materials.

I. BACKGROUND

A. Proposal

On November 1, 2007, PG&E Corporation received a letter dated October 18, 2007, from Mr. Levine, containing the following proposal for inclusion in the 2008 Proxy Materials.

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

B. Director Elections at PG&E Corporation

PG&E Corporation is incorporated in California, and is subject to the California Corporations Code. Historically, California laws have restricted companies' options with respect to standards for director elections.

- Prior to 2007, California corporations were required to use a plurality standard in director elections.
- Effective starting in 2007, California state law permits California corporations to adopt majority voting for uncontested director elections, but only after the corporation eliminates cumulative voting.[1]

In 1996, PG&E Corporation eliminated cumulative voting in director elections. During 2007, PG&E Corporation amended its Bylaws to adopt majority voting in uncontested director elections, as provided for in California corporate laws. The Corporation's "majority voting" Bylaws also provide that only the shareholders may amend those majority voting Bylaws. The specific majority voting provisions of the Corporation's Bylaws read as follows:

ARTICLE I

...

9. **Majority Voting.** In any uncontested election, nominees receiving the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be elected. In any election that is not an uncontested election, the nominees receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected by those shares, shall be elected; votes against a director and votes withheld shall have no legal effect.

For purposes of these Bylaws, "uncontested election" means an election of directors of the Corporation in which, at the expiration of the times fixed under Article I, Section 2 of these Bylaws requiring advance notification of director nominees, or for special meetings, at the time notice is given of the meeting at which the election is to occur, the number of nominees for election does not exceed the number of directors to be elected by the shareholders at that election.

---

[1] Section 708.5(b) of the California Corporations Code reads as follows:

> . . . a listed corporation that has eliminated cumulative voting pursuant to subdivision (a) of Section 301.5 may amend its articles of incorporation or bylaws to provide that, in an uncontested election, approval of the shareholders, as specified in Section 153, shall be required to elect a director.

If an incumbent director fails, in an uncontested election, to receive the vote required to be elected in accordance with this Article II, Section 9, then, unless the incumbent director has earlier resigned, the term of such incumbent director shall end on the date that is the earlier of (a) ninety (90) days after the date on which the voting results are determined pursuant to Section 707 of the California Corporations Code, or (b) the date on which the Board of Directors selects a person to fill the office held by that director in accordance with the procedures set forth in these Bylaws and Section 305 of the California Corporations Code.

...

ARTICLE V

...

2. **Amendment by Directors.** To the extent provided by law, these Bylaws, or any of them, may be amended or repealed or new Bylaws adopted by resolution adopted by a majority of the members of the Board of Directors; provided, however, that amendments to Article II, Section 9 of these Bylaws, and any other Bylaw provision that implements a majority voting standard for director elections (excepting any amendments intended to conform those Bylaw provisions to changes in applicable laws) shall be amended by the shareholders of the Corporation as provided in Section 1 of this Article V.

II. THE PROPOSAL, IF ADOPTED, WOULD CAUSE PG&E CORPORATION TO VIOLATE STATE LAWS. PG&E CORPORATION WOULD LACK THE AUTHORITY OR POWER TO IMPLEMENT THE PROPOSAL AND THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(I)(2) AND RULE 14A-8(I)(6).

Rule 14a-8(i)(2) provides that an issuer may omit a shareholder proposal from the issuer's proxy materials if the proposal would, if adopted, cause the issuer to violate any state, federal, or foreign law. Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal if the issuer would lack the power or authority to implement the proposal.

A. PG&E Corporation has adopted majority voting for directors, and therefore may not legally adopt cumulative voting.

As noted above, the Corporation has adopted majority voting for uncontested director elections, to the fullest extent permitted by applicable state law. State law prevents a California corporation from having both majority voting and cumulative voting for director elections. If the Corporation were now to adopt cumulative voting for directors, the Corporation would be in violation of California law, making the Proposal impossible to implement.[2]

---

[2] As per Staff guidance, this analysis makes no assumptions about the operation of the Proposal that are not called for by the language of the Proposal. As a result, PG&E Corporation's analysis presumes that the Proposal does not request that the Corporation eliminate majority voting for director elections.

To the best of our knowledge, the Staff has not been asked specifically to consider whether Rule 14a-8(i)(2) and Rule 14a-8(i)(6) permit a California Corporation to omit a proposal for cumulative voting, where the California corporation already has adopted majority voting.[3] However, the Staff has in the past agreed that the specific restrictions of California law regarding director elections have been grounds to omit proposals regarding director elections. (*See, e.g.,* No-Action Letter for PG&E Corporation (avail. Feb. 14, 2006) (Staff agreed that a California corporation could omit a proposal for majority voting in director elections because majority voting was prohibited by California laws in effect at that time)).

Because the Proposal would require the Corporation to adopt a standard for director elections that is not permitted under California law (i.e. adoption of cumulative voting by a company that already has adopted majority voting), the Proposal would require PG&E Corporation to violate California state law relating to director elections, and therefore is beyond the Corporation's authority to implement. Exclusion of the Proposal on these grounds would be consistent with Staff positions stated in recent No-Action Letters.

B. The Board Cannot Unilaterally Adopt Cumulative Voting, as the Proposal Recommends.

The Proposal recommends that the "Board adopt cumulative voting." If implemented, the Proposal would require the Board to act on its own to achieve a specified result. In contrast, many other shareholder proposals request that a board "take steps" to achieve a certain result, amend charters or bylaws "if practicable," or adopt a "policy" regarding a certain issue. This distinction is particularly important for proposals involving director elections; changes in standards for director elections typically can only be implemented through amendments to a company's charter or bylaws, which often also require action by the shareholders. To the extent that such action cannot be taken by the Board acting alone, the Proposal would require the Board to take action that is not permitted under California state law or otherwise, making the Proposal impossible to implement.

The corporation's Board cannot act unilaterally to implement the Proposal and adopt cumulative voting for two reasons:

- The Corporation's Articles of Incorporation eliminate cumulative voting, so any action to adopt cumulative voting must amend the Articles. Such an Article amendment requires approval from both the outstanding shares and the Board of Directors (see Cal. Corp. Code § 902(a)).

---

3 The lack of requests for No-Action Letters may be due to the fact that this fact pattern has not been presented to Staff. Only a fraction of public companies are incorporated in California, and of those companies, only a subset has adopted majority voting for directors during the year in which majority voting has been permitted.

- Before adopting cumulative voting, the Corporation must first eliminate majority voting: The Corporation's Bylaws specify that only the shareholders can eliminate majority voting.

The Staff previously has agreed that is impossible for a company to implement proposals requesting action by the board of directors, where shareholder approval also would be required to achieve the desired result. For example, in a No-Action Letter to Nobel Corporation (avail. January 19, 2007), the Staff agreed that Nobel could exclude a proposal requesting that the board of directors revise the company's articles of association, because applicable Cayman Island law also required approval of the members in order to amend the articles. (*See also* No-Action Letter for Burlington Resources, Inc. avail. Feb. 7, 2003, in which Staff agreed the company could omit a proposal requesting that the board amend the company's certificate of incorporation to reinstate certain shareholder rights.)

The Proposal can be distinguished from recent instances in which the Staff denied no-action letter relief to omit other proposals for cumulative voting pursuant to Rule 14a-8(i)(2) and Rule 14-8(i)(6). Unlike the Proposal, these other proposals do not require that the board take action in all instances. Instead, each of the distinguishable proposals either requires the board to take actions within its power, or require specific actions that the board can take unilaterally. In a letter to Wal-Mart Stores, Inc. (avail. Mar. 20, 2007), Staff took the position that a company could not omit a proposal that the "Board (take all steps in their power to) adopt cumulative voting" (parenthesis in the original). In that situation, the board was not being asked to take final action, but was asked only to take the steps that were within its abilities. In a letter to El Paso Corporation (avail. Feb. 10. 2006), the Staff took the position that the company could not omit a proposal that the "Board adopt cumulative voting for the election or directors as a bylaw or long-term policy" (emphasis added). Although the company noted that board could only adopt cumulative voting by amending the articles of incorporation, and that such amendments required both board and shareholder approval, the proponent later clarified that the proposal, itself, requested that the board adopt a bylaw or a long-term policy, and therefore could be satisfied if the board unilaterally developed a "policy."

The Corporation believes that, if it were to implement the Proposal, the Corporation would violate state law and its own governing documents because the Board cannot, by itself, take the actions recommended in the Proposal. Specifically, the Board cannot fulfill the request to "adopt cumulative voting" because the Board cannot unilaterally (1) amend the Articles of Incorporation to adopt cumulative voting and (2) amend the Bylaws to eliminate majority voting. Exclusion of the Proposal on these grounds would be consistent with Staff positions stated in recent No-Action Letters.

III. CONCLUSION

Based on the foregoing, PG&E Corporation believes, and it is my opinion as an attorney registered with the California State Bar, that the Proposal is excludable from the Corporation's 2008 Proxy Materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(6). My opinion makes no assumptions about the operation of the Proposal that are not called

for by the language of the Proposal.

The Corporation respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded. If the Staff does not concur with this position, the Corporation would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8207.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. The Corporation will promptly forward the response to Mr. Chevedden and Mr. Levine. Mr. John Chevedden's fax number is (310) 371-7872.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,



Frances S. Chang

Enclosures

cc: Simon Levine
John Chevedden (via facsimile)
Linda Y.H. Cheng

bcc: Peter A. Darbee
Hyun Park
Greg Pruett
Gabriel B. Togneri
Linda Agerter
Eileen O. Chan
Claudia M. Charette
Kathleen M. Hayes
Cheryl Higuera
David M. Kelly
Wondy S. Lee
Eric A. Montizambert
Robin J. Reilly

S:\proxy\Proxy 2008\Sh Proposals\sec NAL Request Levine - 12-28-07.doc

Simon Levine
960 Shorepoint Ct., No. 306
Alameda, CA 94501

Mr. Peter A. Darbee
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Rule 14a-8 Proposal

Dear Mr. Darbee,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



Simon Levine

10-28-07
Date

cc: Linda Y.H. Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7268

cc: HP, GSP, LYHC, EOC, WSL, EAM, LLAgerter, FSChang, CMCharette, GPEncinas, ALFakava, KMHayes, DMKelly

[PGE: Rule 14a-8 Proposal, November 1, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Mr. Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, CA 94501 sponsored this proposal.

This proposal topic won our 48%-support at our 2007 annual meeting – up impressively from 32%-support at our 2003 annual meeting. Cumulative voting also won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

I believe that maximizing shareholder value can also prevent a reoccurrence of the following type of customer service shortfalls:

Calif. orders PG&E to refund $35 mln in billing debacle
By Jim Jelter
Sep 20, 2007
SAN FRANCISCO (MarketWatch) -- California regulators on Thursday ordered PG&E Corp. to refund $35 million to customers hit by a faulty billing system. The decision acts on findings from a five-year investigation of Pacific Gas & Electric's problematic launch of a new billing system in 1999. According to regulators, some customers were initially overlooked by the new system. When the mistakes were discovered, they faced back-bills lumping together months of unpaid service that many were unable to pay. This resulted in loss of service and hurt their credit ratings. The Public Utilities Commission said about 230,000 of PG&E's residential customers were sent illegal back-bills for unauthorized charges between 2000 and 2005.

Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. For all the above reasons, I urge shareholders to vote for this proposal.

Cumulative Voting
Yes on 3

Notes:
Mr. Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, CA 94501 sponsored this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Attachment B

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 PG&E Corporation (PCG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Simon Levine

Ladies and Gentlemen:

The company December 28, 2007 no action request is at least materially incomplete. There are absolutely no exhibits – only a 7-page fax including a cover sheet.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David Kelly <David.Kelly@pge-corp.com>

Simon Levine

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 PG&E Corporation (PCG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Simon Levine

Ladies and Gentlemen:

The company December 28, 2007 no action request is at least materially incomplete. There are absolutely no exhibits – only a 7-page fax including a cover sheet.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David Kelly <David.Kelly@pge-corp.com>

Simon Levine



Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

January 3, 2008

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Simon Levine – Response to Comments from John Chevedden

Ladies and Gentlemen:

On December 28, 2007, PG&E Corporation submitted a request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend enforcement action if PG&E Corporation excluded from its 2008 proxy materials a shareholder proposal that was submitted by Mr. Simon Levine who is represented by Mr. John Chevedden (together with the cover letter and supporting statement, the "Proposal"). PG&E Corporation enclosed a copy of the Proposal with the No-Action Letter request that was submitted to Staff. PG&E Corporation provided a copy of the No-Action Letter request to Mr. Levine and Mr. Chevedden but did not include a copy of the Proposal because Mr. Levine and Mr. Chevedden already had a copy of the Proposal. A copy of PG&E Corporation's December 28, 2007 submission to the Commission is included as Attachment A.

On January 2, 2008, we received a copy of Mr. Chevedden's January 1, 2008 letter to Staff, indicating that Mr. Chevedden's copy of PG&E Corporation's No-Action Letter request did not include the copy of the Proposal. For your reference, Mr. Chevedden's January 1, 2008 letter is included as Attachment B.

PG&E Corporation disagrees with Mr. Chevedden's claim that failure to send him a copy of the Proposal is grounds for the Staff to withhold No-Action Letter relief, especially when the Proposal cannot be implemented because it would cause PG&E Corporation to violate state laws prohibiting cumulative voting when a company has adopted a majority voting standard. As required by Commission regulations, PG&E Corporation provided Mr. Chevedden with a copy of the No-Action Letter request at the same time that it was submitted to the Staff. Nevertheless and although Mr. Chevedden and Mr. Levine already have a copy of the Proposal, PG&E Corporation is sending copies of this letter, copies of the December 28, 2007 No-Action Letter request, and copies of the Proposal to Mr. Chevedden and Mr. Levine.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8207. In accordance with Rule 14a-8(j), also enclosed are six copies of this letter and any attachments.

Thank you for your attention to this matter.

Very truly yours,

Frances S. Chang

cc: Simon Levine
John Chevedden (via facsimile)
Linda Y.H. Cheng

Attachments

Attachment A

PG&E Corporation.

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

December 28, 2007

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Simon Levine

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PG&E Corporation requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, PG&E Corporation excludes the enclosed shareholder proposal and accompanying supporting statement ("Proposal") from PG&E Corporation's proxy statement, form of proxy and other proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). The Proposal was submitted by Simon Levine, who has designated Mr. John Chevedden to act on his behalf with respect to the Proposal.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and the Proposal. A copy of this letter also is being sent to John Chevedden and Simon Levine, as notice of the Corporation's intent to omit the Proposal from the Corporation's 2008 Proxy Materials.

For the reasons set forth below, PG&E Corporation intends to omit the Proposal from the 2008 Proxy Materials.

I. BACKGROUND

A. Proposal

On November 1, 2007, PG&E Corporation received a letter dated October 18, 2007, from Mr. Levine, containing the following proposal for inclusion in the 2008 Proxy Materials.

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

B. Director Elections at PG&E Corporation

PG&E Corporation is incorporated in California, and is subject to the California Corporations Code. Historically, California laws have restricted companies' options with respect to standards for director elections.

- Prior to 2007, California corporations were required to use a plurality standard in director elections.
- Effective starting in 2007, California state law permits California corporations to adopt majority voting for uncontested director elections, but only after the corporation eliminates cumulative voting.[1]

In 1996, PG&E Corporation eliminated cumulative voting in director elections. During 2007, PG&E Corporation amended its Bylaws to adopt majority voting in uncontested director elections, as provided for in California corporate laws. The Corporation's "majority voting" Bylaws also provide that only the shareholders may amend those majority voting Bylaws. The specific majority voting provisions of the Corporation's Bylaws read as follows:

ARTICLE I

...

9. **Majority Voting.** In any uncontested election, nominees receiving the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be elected. In any election that is not an uncontested election, the nominees receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected by those shares, shall be elected; votes against a director and votes withheld shall have no legal effect.

For purposes of these Bylaws, "uncontested election" means an election of directors of the Corporation in which, at the expiration of the times fixed under Article I, Section 2 of these Bylaws requiring advance notification of director nominees, or for special meetings, at the time notice is given of the meeting at which the election is to occur, the number of nominees for election does not exceed the number of directors to be elected by the shareholders at that election.

---

1 Section 708.5(b) of the California Corporations Code reads as follows:

. . . a listed corporation that has eliminated cumulative voting pursuant to subdivision (a) of Section 301.5 may amend its articles of incorporation or bylaws to provide that, in an uncontested election, approval of the shareholders, as specified in Section 153, shall be required to elect a director.

If an incumbent director fails, in an uncontested election, to receive the vote required to be elected in accordance with this Article II, Section 9, then, unless the incumbent director has earlier resigned, the term of such incumbent director shall end on the date that is the earlier of (a) ninety (90) days after the date on which the voting results are determined pursuant to Section 707 of the California Corporations Code, or (b) the date on which the Board of Directors selects a person to fill the office held by that director in accordance with the procedures set forth in these Bylaws and Section 305 of the California Corporations Code.

...

ARTICLE V

...

2. **Amendment by Directors.** To the extent provided by law, these Bylaws, or any of them, may be amended or repealed or new Bylaws adopted by resolution adopted by a majority of the members of the Board of Directors; provided, however, that amendments to Article II, Section 9 of these Bylaws, and any other Bylaw provision that implements a majority voting standard for director elections (excepting any amendments intended to conform those Bylaw provisions to changes in applicable laws) shall be amended by the shareholders of the Corporation as provided in Section 1 of this Article V.

II. THE PROPOSAL, IF ADOPTED, WOULD CAUSE PG&E CORPORATION TO VIOLATE STATE LAWS. PG&E CORPORATION WOULD LACK THE AUTHORITY OR POWER TO IMPLEMENT THE PROPOSAL AND THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(I)(2) AND RULE 14A-8(I)(6).

Rule 14a-8(i)(2) provides that an issuer may omit a shareholder proposal from the issuer's proxy materials if the proposal would, if adopted, cause the issuer to violate any state, federal, or foreign law. Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal if the issuer would lack the power or authority to implement the proposal.

A. PG&E Corporation has adopted majority voting for directors, and therefore may not legally adopt cumulative voting.

As noted above, the Corporation has adopted majority voting for uncontested director elections, to the fullest extent permitted by applicable state law. State law prevents a California corporation from having both majority voting and cumulative voting for director elections. If the Corporation were now to adopt cumulative voting for directors, the Corporation would be in violation of California law, making the Proposal impossible to implement.[2]

[2] As per Staff guidance, this analysis makes no assumptions about the operation of the Proposal that are not called for by the language of the Proposal. As a result, PG&E Corporation's analysis presumes that the Proposal does not request that the Corporation eliminate majority voting for director elections.

To the best of our knowledge, the Staff has not been asked specifically to consider whether Rule 14a-8(i)(2) and Rule 14a-8(i)(6) permit a California Corporation to omit a proposal for cumulative voting, where the California corporation already has adopted majority voting.[3] However, the Staff has in the past agreed that the specific restrictions of California law regarding director elections have been grounds to omit proposals regarding director elections. (*See, e.g.,* No-Action Letter for PG&E Corporation (avail. Feb. 14, 2006) (Staff agreed that a California corporation could omit a proposal for majority voting in director elections because majority voting was prohibited by California laws in effect at that time)).

Because the Proposal would require the Corporation to adopt a standard for director elections that is not permitted under California law (i.e. adoption of cumulative voting by a company that already has adopted majority voting), the Proposal would require PG&E Corporation to violate California state law relating to director elections, and therefore is beyond the Corporation's authority to implement. Exclusion of the Proposal on these grounds would be consistent with Staff positions stated in recent No-Action Letters.

B. The Board Cannot Unilaterally Adopt Cumulative Voting, as the Proposal Recommends.

The Proposal recommends that the "Board adopt cumulative voting." If implemented, the Proposal would require the Board to act on its own to achieve a specified result. In contrast, many other shareholder proposals request that a board "take steps" to achieve a certain result, amend charters or bylaws "if practicable," or adopt a "policy" regarding a certain issue. This distinction is particularly important for proposals involving director elections; changes in standards for director elections typically can only be implemented through amendments to a company's charter or bylaws, which often also require action by the shareholders. To the extent that such action cannot be taken by the Board acting alone, the Proposal would require the Board to take action that is not permitted under California state law or otherwise, making the Proposal impossible to implement.

The corporation's Board cannot act unilaterally to implement the Proposal and adopt cumulative voting for two reasons:

- The Corporation's Articles of Incorporation eliminate cumulative voting, so any action to adopt cumulative voting must amend the Articles. Such an Article amendment requires approval from both the outstanding shares and the Board of Directors (see Cal. Corp. Code § 902(a)).

---

[3] The lack of requests for No-Action Letters may be due to the fact that this fact pattern has not been presented to Staff. Only a fraction of public companies are incorporated in California, and of those companies, only a subset has adopted majority voting for directors during the year in which majority voting has been permitted.

- Before adopting cumulative voting, the Corporation must first eliminate majority voting. The Corporation's Bylaws specify that only the shareholders can eliminate majority voting.

The Staff previously has agreed that is impossible for a company to implement proposals requesting action by the board of directors, where shareholder approval also would be required to achieve the desired result. For example, in a No-Action Letter to Nobel Corporation (avail. January 19, 2007), the Staff agreed that Nobel could exclude a proposal requesting that the board of directors revise the company's articles of association, because applicable Cayman Island law also required approval of the members in order to amend the articles. (*See also* No-Action Letter for Burlington Resources, Inc. avail. Feb. 7, 2003, in which Staff agreed the company could omit a proposal requesting that the board amend the company's certificate of incorporation to reinstate certain shareholder rights.)

The Proposal can be distinguished from recent instances in which the Staff denied no-action letter relief to omit other proposals for cumulative voting pursuant to Rule 14a-8(i)(2) and Rule 14-8(i)(6). Unlike the Proposal, these other proposals do not require that the board take action in all instances. Instead, each of the distinguishable proposals either requires the board to take actions within its power, or require specific actions that the board can take unilaterally. In a letter to Wal-Mart Stores, Inc. (avail. Mar. 20, 2007), Staff took the position that a company could not omit a proposal that the "Board (take all steps in their power to) adopt cumulative voting" (parenthesis in the original). In that situation, the board was not being asked to take final action, but was asked only to take the steps that were within its abilities. In a letter to El Paso Corporation (avail. Feb. 10. 2006), the Staff took the position that the company could not omit a proposal that the "Board adopt cumulative voting for the election or directors as a bylaw or long-term policy" (emphasis added). Although the company noted that board could only adopt cumulative voting by amending the articles of incorporation, and that such amendments required both board and shareholder approval, the proponent later clarified that the proposal, itself, requested that the board adopt a bylaw or a long-term policy, and therefore could be satisfied if the board unilaterally developed a "policy."

The Corporation believes that, if it were to implement the Proposal, the Corporation would violate state law and its own governing documents because the Board cannot, by itself, take the actions recommended in the Proposal. Specifically, the Board cannot fulfill the request to "adopt cumulative voting" because the Board cannot unilaterally (1) amend the Articles of Incorporation to adopt cumulative voting and (2) amend the Bylaws to eliminate majority voting. Exclusion of the Proposal on these grounds would be consistent with Staff positions stated in recent No-Action Letters.

III. CONCLUSION

Based on the foregoing, PG&E Corporation believes, and it is my opinion as an attorney registered with the California State Bar, that the Proposal is excludable from the Corporation's 2008 Proxy Materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(6). My opinion makes no assumptions about the operation of the Proposal that are not called

for by the language of the Proposal.

The Corporation respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded. If the Staff does not concur with this position, the Corporation would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8207.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. The Corporation will promptly forward the response to Mr. Chevedden and Mr. Levine. Mr. John Chevedden's fax number is (310) 371-7872.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,



Frances S. Chang

Enclosures

cc: Simon Levine
John Chevedden (via facsimile)
Linda Y.H. Cheng

bcc: Peter A. Darbee
Hyun Park
Greg Pruett
Gabriel B. Togneri
Linda Agerter
Eileen O. Chan
Claudia M. Charette
Kathleen M. Hayes
Cheryl Higuera
David M. Kelly
Wondy S. Lee
Eric A. Montizambert
Robin J. Reilly

S:\proxy\Proxy 2008\Sh Proposals\sec NAL Request Levine - 12-28-07.doc

Simon Levine
960 Shorepoint Ct., No. 306
Alameda, CA 94501

Mr. Peter A. Darbee
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Rule 14a-8 Proposal

Dear Mr. Darbee,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



Simon Levine

10-28-07
Date

cc: Linda Y.H. Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7268

cc: HP, GSP, LYHC, EOC, WSL, EAM, LLAgerter, FSChang, CMCharette, GPEncinas, ALFakava, KMHayes, DMKelly

[PGE: Rule 14a-8 Proposal, November 1, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Mr. Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, CA 94501 sponsored this proposal.

This proposal topic won our 48%-support at our 2007 annual meeting – up impressively from 32%-support at our 2003 annual meeting. Cumulative voting also won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

I believe that maximizing shareholder value can also prevent a reoccurrence of the following type of customer service shortfalls:

Calif. orders PG&E to refund $35 mln in billing debacle
By Jim Jelter
Sep 20, 2007
SAN FRANCISCO (MarketWatch) -- California regulators on Thursday ordered PG&E Corp. to refund $35 million to customers hit by a faulty billing system. The decision acts on findings from a five-year investigation of Pacific Gas & Electric's problematic launch of a new billing system in 1999. According to regulators, some customers were initially overlooked by the new system. When the mistakes were discovered, they faced back-bills lumping together months of unpaid service that many were unable to pay. This resulted in loss of service and hurt their credit ratings. The Public Utilities Commission said about 230,000 of PG&E's residential customers were sent illegal back-bills for unauthorized charges between 2000 and 2005.

Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. For all the above reasons, I urge shareholders to vote for this proposal.

Cumulative Voting
Yes on 3

Notes:
Mr. Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, CA 94501 sponsored this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Attachment B

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 PG&E Corporation (PCG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Simon Levine

Ladies and Gentlemen:

The company December 28, 2007 no action request is at least materially incomplete. There are absolutely no exhibits – only a 7-page fax including a cover sheet.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David Kelly <David.Kelly@pge-corp.com>

Simon Levine

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 14, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 PG&E Corporation (PCG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Simon Levine

Ladies and Gentlemen:

Regarding the company December 28, 2007 no action request, the same or similar "Shareholders recommend that our Board adopt cumulative voting" text used in this proposal was submitted to 9 other large-cap companies for 2007. The result was that none of these companies contested the same text as used in this proposal. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent to file no action requests. This same text then received a total of more than 6 billion yes-votes, which represented an average supporting vote of 35%.

The above could lead to the conclusion that the text "Shareholders recommend that our Board adopt cumulative voting" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt cumulative voting. And that the companies that published the rule 14a-8 proposals, the proxy advisory services who analyzed these proposals and the shareholders who cast the 6 billion votes understood this to be implicit. The proposal text is properly addressed to the board, which clearly must act first to adopt the proposal.

The company cites the non-excluded Wal-Mart Stores Inc. (March 20, 2007) proposal which has the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, the company fails to note that Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand PG&E did not give its proponent the opportunity to add similar text and instead filed a no action request letter.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) proposal has the same "Board adopt cumulative voting" text of this 2008 proposal to PG&E. The proponent response to the Alaska Air no action request made these two points:

> 1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that [the proponent] Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *take all the steps in their power* into "Shareholders recommend that our Board *take all the steps in their power* to adopt cumulative voting ..." or "Shareholders recommend that our Board *take the steps necessary* to adopt cumulative voting ..." similar to this August 2007 Staff Reply Letter (bold and italics added):

[STAFF REPLY LETTER]

August 29, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Torotel, Inc. Incoming letter dated June 5, 2007

The proposal calls for the articles of incorporation to be amended to revoke a provision of the by-laws to remove advance notice requirements for shareholders to bring business before a shareholder meeting.

We are unable to concur in your view that Torotel may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Torotel to violate state law. **It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors *take the steps necessary to* implement the proposal.** Accordingly, unless the proponent provides Torotel with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend any enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

Sincerely,

/s/

Ted Yu

Special Counsel

In the company cited El Paso Corp. (February 10, 2006) precedent the text of the shareholder proposal stated:

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting as a bylaw or long-term policy.

And the staff required no change to this text:

[STAFF REPLY LETTER]

February 10, 2006

Response of the Office of Chief Counsel Division of Corporation Finance

Re: El Paso Corporation Incoming letter dated December 19, 2005

The proposal recommends that the board adopt cumulative voting for the election of directors as a bylaw or long-term policy.

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that El Paso has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that El Paso may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that El Paso may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

/s/

Geoffrey M. Ossias

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Additional information to follow.

Sincerely,

John Chevedden

cc:
Frances Chang

Simon Levine

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 15, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 PG&E Corporation (PCG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Simon Levine

Ladies and Gentlemen:

Regarding the company December 28, 2007 no action request, the following California Bill Analysis, Bill Number: SB 1207, Page 4 apparently allows cumulative voting if a company so "amends its bylaws or articles of incorporation to provide for cumulative voting":

> • Prohibits cumulative voting *unless* [italics added] the corporation amends its bylaws or articles of incorporation to provide for cumulative voting;

Source:
http://www.calstrs.com/Legislation/Past%20Legislation/2006/analysis/sb1207_051606.pdf

The Summary of California SB 1207 is:

> SB 1207 establishes as a default the use of majority (rather than plurality) voting to elect a member of the board of directors of a publicly-traded, California corporation, in an uncontested election. Allows corporations to amend their bylaws to continue using the plurality default voting method.

For these reasons, and the January 1, 2008 and January 14, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Frances Chang

Simon Levine

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 28, 2007

The proposal recommends that the board adopt cumulative voting.

There appears to be some basis for your view that PG&E may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause PG&E to violate state law. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,



Greg Belliston
Special Counsel

END